Via Facsimile and U.S. Mail
Mail Stop 6010

November 3, 2008

Mr. Thomas W. Burghart
Vice President and Treasurer
Delphi Financial Group
1105 North Market Street
Suite 1230
P.O. Box 8985
Wilmington, Delaware 19899

Re: Delphi Financial Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended June 30, 2008
File No. 1-11462

Dear Mr. Burghart:

        We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Branch Chief